UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

AltEnergy Acquisition Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

02157M 108

(CUSIP Number)

Russell Stidolph

AltEnergy, LLC

600 Lexington Avenue, 9th Floor

New York, New York 10022

(203) 299-1400

Copy to:

Jack Levy

Morrison Cohen LLP

909 Third Avenue

New York, New York 10024

(212) 735-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (3-06)

CUSIP No. 02157M 108

1.	Names of Reporting Persons. AltEnergy Acquisition Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,750,000(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,750,000(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.5% (4)
14.	Type of Reporting Person (See Instructions) OO

(1)

The reported shares include 250,000 Shares of Class B common stock that automatically convert into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-258594)’

(2)	Excludes 11,600,000 shares of Class A common stock issuable upon exercise of warrants that are not presently exercisable.
(3)

The reported shares are held directly by AltEnergy Acquisition Sponsor, LLC (“Sponsor”). Russell Stidolph is the managing member of AltEnergy, LLC, which is the managing member of Sponsor, and may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Mr. Stidolph disclaims beneficial ownership of any securities directly held by Sponsor other than to the extent of his pecuniary interest therein, directly or indirectly.

(4)	Based on 7,077,478 shares of Class A common stock and 250,000 shares of Class B common stock outstanding.

CUSIP No. 02157M 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell Stidolph
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,750,000(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,750,000(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.5% (4)
14.	Type of Reporting Person (See Instructions) OO

(1)

The reported shares include 250,000 Shares of Class B common stock that automatically convert into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-258594).

(2)	Excludes 11,600,000 shares of Class A common stock issuable upon exercise of warrants that are not presently exercisable.
(3)

The reported shares are held directly by AltEnergy Acquisition Sponsor, LLC (“Sponsor”). Russell Stidolph is the manager of AltEnergy, LLC, the managing member of Sponsor and may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Mr. Stidolph disclaims beneficial ownership of any securities directly held by Sponsor other than to the extent of his pecuniary interest therein, directly or indirectly.

(4)	Based on 7,077,478 shares of Class A common stock and 250,000 shares of Class B common stock outstanding.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D (this “Schedule 13D/A”) is filed on behalf of AltEnergy Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and Russell Stidolph (collectively, the “Reporting Persons”). This Schedule 13D/A is being filed on behalf of the Reporting Persons to update the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on November 8, 2021 (the “Schedule 13D”). This Schedule 13D/A also reflects the Conversion (as defined below), as reported in the Form 4 filed by the Reporting Persons on May 1, 2023.

Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock that the Reporting Persons are deemed to beneficially own. The Company’s principal executive offices are located at 600 Lexington Avenue, 9th Floor, New York, New York 10024.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In March 2021, in connection with the initial formation of the Issuer, the Sponsor purchased 5,750,000 shares of the Issuer’s Class B common stock (the “Founder Shares”), which constituted all of the Issuer’s outstanding equity after the Issuer’s initial public offering (the “IPO”). The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the Issuer’s outstanding shares after this offering (not including the shares of Class A common stock underlying the Private Placement Warrants (defined below)). Up to 750,000 Founder Shares were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised so that the Issuer’s initial stockholders would maintain ownership of Founder Shares representing 205 of the Issuer’s common stock after the IPO (not including the shares of Class A common stock underlying the Private Placement Warrants and the Class A common stock underlying the warrants included in the units sold in the IPO). As a result of the underwriters fully exercising the over-allotment option, no Founder Shares are being forfeited.

The Founder Shares will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the initial business combination, the ratio at which shares of Class B common stock will convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO (not including the shares of Class A common stock underlying the Private Placement Warrants) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to the Issuer).

On April 28, 2023, stockholders of the Issuer elected to redeem 21,422,522 shares of Class A Common Stock in connection with the extension of the deadline by which the Issuer must consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Also on April 28, 2023, the Sponsor elected to convert on a one-for-one basis 5,500,000 shares of Class B Common Stock held directly by the Sponsor into an aggregate of 5,500,000 shares of Class A Common Stock (the “Class B Conversion”), which resulted in an aggregate of 7,077,478 share of Class A Common Stock outstanding following such redemptions and conversion. The 5,500,000 shares of Class A Common Stock are subject to the same registration rights and restrictions as the Class B Common Stock before the Class B Conversion.

Private Placement Warrant Subscription Agreement

On November 2, 2021, the Sponsor purchased from the Issuer an aggregate of 11,600,000 warrants (the “Private Placement Warrants”) pursuant to the terms of a Private Placement Warrant Subscription Agreement, dated as of October 28, 2021 (the “Private Placement Warrant Subscription Agreement”). Each Private Placement Warrant entitles the holder thereof to purchase one share of Class A common stock at $11.50 per share. Other than lock-up provisions contained in the Letter Agreement (defined below), the Private Placement Warrants are identical to those included in the units sold in the IPO.

The foregoing description of the Private Placement Warrants is qualified in its entirety by reference to the Private Placement Warrant Subscription Agreement, which is filed as Exhibit No. 1.

Letter Agreement

Pursuant to a letter agreement with the Issuer dated October 28, 2021 (the “Letter Agreement”), the Sponsor agreed to (i) waive its redemption rights with respect to the Founder Shares and any public shares purchased by it, in connection with the completion of the Issuer’s initial business combination, (ii) waive its redemption rights with respect to the Founder Shares and public shares in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination within 18 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to the Founder Shares if the Issuer fails to complete its initial business combination within 18 months from the closing of the IPO, although it will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete its initial business combination within the prescribed time frame. Also pursuant to the Letter Agreement, the Sponsor has agreed to vote any Founder Shares and any public shares purchased during or after the IPO in favor of the issuer’s initial business combination.

The Founder Shares, any shares of Class A common stock issued upon conversion thereof, the Private Placement Warrants and the shares of Class A common stock underlying the Private Placement Warrants are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Issuer’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the shares of Class A common stock underlying the Private Placement Warrants, until 30 days after the completion of the Issuer’s initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, as well as affiliates of such members and funds and accounts advised by such members; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of the Issuer’s initial business combination; (g) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (h) in the case of the underwriters, to any affiliate of the underwriters; or (i) in the event of the Issuer’s liquidation, merger capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the completion of the Issuer’s initial business combination, provided, however, that in the case of clauses (a) through (e), (g) or (h), these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in the Issuer’s Prospectus relating to the IPO).

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit No. 2.

Registration Rights Agreement

Pursuant to a registration rights agreement dated October 28, 2021, among the Issuer, the Sponsor and B. Riley Principal Investments, LLC (the “Registration Rights Agreement”) the Issuer granted registration rights to the Sponsor and the holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of working capital loans and the (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares), requiring the Issuer to register such securities for resale (in the case of the Founder Shares, only after conversion to the Issuer’s Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of its initial business combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is filed as Exhibit No. 3.

Working Capital Loans

In addition, in order to finance transaction costs in connection with the Issuer’s initial business combination, the Sponsor or an affiliate of the Sponsor may, but is not obligated to, loan the Issuer funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of the Issuer’s initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the trust account to repay the Working Capital Loans, but no proceeds held in the trust account would be used to repay the Working Capital Loans. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial or operational performance, purchasing additional shares or warrants, selling some or all of their Class A common stock, Founders Shares or Private Placement Warrants, engaging in short selling of or any hedging or similar transaction with respect to the Class A common stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Items 7-11 of the cover page of this Schedule 13D/A are incorporated herein by reference. As of the date hereof the Reporting Persons may be deemed to beneficially own 5,750,000 shares of Class A Common Stock, representing 78.5% of the total of the Issuer’s issued and outstanding Class A Common Stock. This amount includes 250,000 shares of Class B Common Stock which is convertible into a like number of shares of Class A Common Stock and excludes the 11,600,000 shares of Class A Common Stock underlying the private placement warrants that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

Russell Stidolph is the managing manager of the Sponsor and therefore has sole voting and dispositive power of the shares of Common Stock held by the Sponsor. Mr. Stidolph disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c)	Except for the transactions described in Item 4 of this Schedule 13D/A, the Reporting Persons have not engaged in any transactions during the past 60 days involving common stock of the Issuer.

(d)	None.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AltEnergy Acquisition Sponsor, LLC

By:	/s/ Russell Stidolph
Name: Russell Stidolph
Title: Manager

/s/ Russell Stidolph
Name: Russell Stidolph